
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

Mail Stop 4631

Mr. James J. Connor, CFO
Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, MI 48108

Re: Tecumseh Products Company
   Form 10-K filed March 11, 2010
   Form 10-Q filed August 5, 2010
   File No. 0-00452

Dear Mr. Connor:

   We have reviewed the financial statements and related disclosures in your filings and have the following comments. In one of our comments, we ask that you provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

June 30, 2010 Form 10-Q

1.   Based on the disclosures in Note 5, it appears that the $7 million curtailment gain and the $29.2 million reversion charge materially impacted your operating results. Please provide us with an analysis which clearly shows how these amounts were calculated. For example, please describe the nature of the $15.6m in "previously deferred settlement losses" and the basis for recognition in the March 31, 2010 quarter. Please also discuss the "enhanced termination benefits" and the factors considered in determining the timing of this charge. Please provide relevant details concerning the reversion. Please reference the applicable accounting literature in a manner which clearly indicates your compliance therewith regarding the curtailment and the reversion.We may have further comments.

2.   Based on the disclosure in Note 8, it is not clear whether you have any additional borrowing capacity under your existing credit facilities. Given your substantial operating cash flow deficit, this issue should be clarified in your future filings so that readers can fully understand your available sources of liquidity. See Section 501.13 of the Financial Reporting Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot at (202) 551-3738 or me at (202) 551-3760 if you have questions regarding these comments.

Sincerely,

Terence O'Brien,
Branch Chief